UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 30, 2012

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

 Enclosure:  A press release dated May 30, 2012 announcing the approval of all resolutions by STMicroelectronics’ shareholders at the 2012 Annual General Meeting.

PR No. C2681C

STMicroelectronics Shareholders Approve all Resolutions at the 2012 Annual General Meeting

Amsterdam, May 30, 2012 - STMicroelectronics (NYSE: STM) announces that all the proposed  resolutions were approved at the Company’s Annual General Meeting  (AGM) which was held in Amsterdam on May 30, 2012.

The main resolutions, proposed by the Supervisory Board, were:

•
The appointment of Ms. Martine Verluyten  as a new member of the Supervisory Board for a three-year term, expiring at the 2015 Annual General Meeting, in replacement of Mr. Doug Dunn  whose mandate has expired;

•	Approval of the Company’s 2011 accounts reported in accordance with International Financial Reporting Standards (IFRS); and

•
The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments, in June, August and December 2012 (29-Nov-2012 in Europe) and February 2013 to shareholders of record in the month of each quarterly payment. The first payment date will be on June 7, 2012 for the European Stock Exchanges and on June 12, 2012 for the NYSE. (For additional details on the dividend payment and ex-dividend dates, please refer to the table below).

The complete agenda and all relevant detailed information concerning the 2012 STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, are available on the Company’s web site (www.st.com) and have been made available to shareholders in compliance with legal requirements.

The draft minutes of the AGM will be posted on the Annual General Meeting page of the company website at:  www.st.com as of June 2012.

Additionally, STMicroelectronics’ 2011 accounts, reported in accordance with U.S. GAAP, were filed with the Securities and Exchange Commission on Form 20-F on March 5, 2012.

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The table below summarizes the full schedule for the four installments for the dividend:

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2012	4-June-12*	6-June-12	7-June-12	12-June-12	4-June-12	7-June-12
Q3 2012	20-Aug-12	22-Aug-12	23-Aug-12	28-Aug-12	20-Aug-12	23-Aug-12
Q4 2012	26-Nov-12	28-Nov-12	29-Nov-12	4-Dec-12	26-Nov-12	29-Nov-12
Q1 2013	18-Feb-13 (15-Feb-13 in NY)**	20-Feb-13	21-Feb-13	26-Feb-13	15-Feb-13	21-Feb-13

*Since the Annual General Meeting was held on May 30, 2012, the Company is unable to both set the ex-dividend date for, and to pay, the first dividend installment in May according to the usual schedule, and has therefore resolved, in coordination with the stock exchange and with a view to ensuring the appropriate functioning of the market for its shares from a substantive standpoint, to pay such installment on June 7, 2012 with an ex-dividend date on June 4, 2012. Other than indicated in the table, the ex-dividend and payment dates for the subsequent installments are consistent with the usual schedule.

**February 18, 2013 is not a trading day on the New York Stock Exchange.

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About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 30, 2012	By:	/s/ Mario Arlati

		Name:	Mario Arlati
		Title:	Executive Vice President and Chief Financial Officer